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                              May 18, 2023

       Dr. Stephan Zoll
       Chief Executive Officer
       SIGNA Sports United N.V.
       Kantstra  e 164, Upper West
       10623 Berlin, Federal Republic of Germany

                                                        Re: SIGNA Sports United
N.V.
                                                            Registration
Statement on Form F-3
                                                            Response dated May
3, 2023
                                                            File No. 333-270826

       Dear Dr. Stephan Zoll:

              We have reviewed your written response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to our prior comment are to our comment in our April 10, 2023 letter.

       Response dated May 3, 2023

       General

   1. We note your response to comment 1. Please tell us why you believe the selling security holder should not be
viewed as a parent. Please frame your analysis in terms of Question
                                                        212.15 of the
Securities Act Rules Compliance and Disclosure Interpretations. In doing so, please describe to
us the relationships among the relevant constituents of the larger
                                                        SIGNA conglomerate that
you refer to in your response and tell us why you appear to
                                                        believe it would be
appropriate to limit the legal analysis regarding parent status to only the immediate corporate
parent-subsidiary relationship between SISH (as defined in your response) and the
registrant and not to the much broader set of relationships among the
                                                        SIGNA group. In this
regard, we note for example disclosure on page F-58 of the
 Dr. Stephan Zoll
SIGNA Sports United N.V.
May 18, 2023
Page 2
         registrant's most recent annual report on Form 20-F that "SSU N.V.   s
[i.e., the registrant's]
         parent is SIGNA International Sports Holding GmbH, Munich, Germany and the SSU
         N.V.   s ultimate controlling party is SIGNA Retail GmbH, Vienna,
Austria. Alternatively,
         please identify the selling security holder as an underwriter and revise the relevant disclosure in the prospectus to indicate that, as to the transaction by SISH, this is an indirect primary offering.
       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with questions.



FirstName LastNameDr. Stephan Zoll                             Sincerely,
Comapany NameSIGNA Sports United N.V.
                                                               Division of
Corporation Finance
May 18, 2023 Page 2                                            Office of Trade
& Services
FirstName LastName